China Carbon Graphite Group, Inc.
787 Xicheng Wai
Chengguan Town
Xinghe County, China 013650

                                     April 12, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Brian Cascio, Accounting Branch Chief

Re:	China Carbon Graphite Group, Inc.
Item 4.01 Form 8-K
Filed April 4, 2013
File No. 333-114564

Dear Mr. Cascio:

We are writing in response to the comment raised by the Staff of the Commission (the “Staff”) in a letter dated April 5, 2013 with respect to the Form 8-K dated April 4, 2013 filed by China Carbon Graphite Group, Inc. (the “Company”). For the Staff’s convenience, we have restated the Staff’s comment below.  The Company’s response is set forth below the comment.

Item 4.01 Form 8-K Filed April 4, 2013

Please revise your Item 4.01 Form 8-K to disclose the specific nature of each of the disagreements referenced in paragraph (iv)(a). Please also clarify which accounts were the subject of the disagreements and explain the reason you did not provide all the information requested by the auditors.

Response:

The Company has filed Amendment Number 1 to Form 8-K concurrently with this letter.  The amended Form 8-K is identical to the original Form 8-K, except for the following:

1.	The Company has revised the disclosure in paragraph (iv)(a) to add the following:

The disagreement between the Company and BDO was as follows:

The Company and BDO did not agree on the Company's ability to continue as a going concern. BDO believed there were negative financial indicators showing that the Company has a going concern issue, such as the over reliance on certain bank loans, the pileup of inventory, and the decrease of revenues due to the weak demand of its steel clients.  The Company's management did not agree with this assessment. We believe that under the contrary macroeconomic condition in China, most companies in this capital intensive industry have similar financial indicators as indicated by BDO, but do not have a going concern issue.  The company believes that despite the slower inventory turnover, it could continue to sell its inventories to generate sufficient working capital to support the Company’s operation for the next twelve months.

2.
The Company has not yet obtained a copy of the letter to be submitted to the Commission by BDO with respect to the amended Form 8-K.  Pursuant to Item 304 of Regulation S-K, the Company intends to file a copy of such letter, once a copy is obtained by the Company, as an exhibit to the Form 8-K.

The Company hereby acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Donghai Yu
Donghai Yu